SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)*
Cormedix Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
21900C100
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

335852.3A - 05/02/17

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,976,027 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,976,027 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,976,027 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 664,793 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation (as defined in Item 5(a)).
(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,952,053 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,952,053 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,952,053 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,197,063 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation (as defined in Item 5(a)).

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,952,053 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,952,053 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,952,053 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 1,197,063 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation (as defined in Item 5(a)).

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
Elliott Working Capital	The aggregate purchase price of the shares of Common Stock indirectly owned by Elliott through Manchester Securities Corp., a wholly-owned subsidiary ("Manchester") is approximately $1,280,000.
Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $2,720,000.

ITEM 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated in its entirety to read as follows:
(a) As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 5,928,080 shares of Common Stock, including 1,861,856 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 9.9% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation (as defined below) and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 59,340,139 shares of Common Stock, which is the total number of shares outstanding as of March 14, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2017, including the shares to be offered as part of the Issuer's Offering (as defined below) as reported on April 28, 2017 on the Prospectus Supplement (the "Prospectus Supplement") filed  pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on April 28, 2017, assuming conversion of all the Reporting Person's Preferred Stock calculated in accordance with the Ownership Limitation.
As of the date hereof, Elliott through Manchester may be deemed to beneficially own 1,976,027 shares of Common Stock, including 664,793 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 3.3% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.
As of the date hereof, Elliott International may be deemed to beneficially own 3,952,053 shares of Common Stock, including 1,197,063 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 6.6% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 3,952,053 shares of Common Stock beneficially owned by Elliott International, constituting approximately 6.6% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.

Each of Elliott Associates, Elliott International and EICA may be deemed to beneficially own shares of Common Stock underlying certain securities currently convertible or exercisable, as the case may be, as of the date hereof. Such securities contain restrictions on exercise and conversion, as the case may be, such that they may not be exercised or converted if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder ("Section 13(d)")) in excess of 9.99% of all of the Common Stock outstanding at such time (the "Ownership Limitation").  Elliott Associates, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott Associates', Elliott International's and EICA's, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.
Item 5(c) is hereby amended and restated in its entirety to read as follows:
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
Elliott, through Manchester, owns 640,000 Tranche 1 Warrants exercisable for 480,000 shares of Common Stock at $1.05 per share that expire five (5) years from the exercise date contained therein.

Elliott International, owns 1,360,001 Tranche 1 Warrants exercisable for 1,020,001 shares of Common Stock at $1.05 per share that expire five (5) years from the exercise date contained therein.

Elliott, through Manchester, owns 640,000 Tranche 2 Warrants exercisable for 480,000 shares of Common Stock at $0.75 per share that expire thirteen (13) months from the exercise date contained therein.

Elliott International, owns 1,360,001 Tranche 2 Warrants exercisable for 1,020,001 shares of Common Stock at $0.75 per share that expire thirteen (13) months from the exercise date contained therein.

Each of the securities described in this Item 6 are subject to the Ownership Limitation.  Elliott Associates, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott Associates', Elliott International's and EICA's, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.
In connection with the Company's Offering described in the Prospectus Supplement (the "Offering"), Manchester partially exercised its participation rights pursuant to the previously disclosed Consent and Exchange Agreement dated September 15, 2014, between Manchester and the Company. Notwithstanding Manchester's partial participation, Manchester will continue to have the right to acquire (no later than May 4, 2017) up to the full amount of securities that Manchester would have been permitted to acquire in the Offering had Manchester elected to exercise its full participation rights in the Offering.
On February 17, 2015, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	May 3, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Elliott Associates, L.P. (through Manchester) in the Common Stock since the filing of the initial Schedule 13D:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
28-Apr-2017	Common Stock	823,330	0.7500[1]

The following transactions were effected by Elliott International, L.P. in the Common Stock since the filing of the initial Schedule 13D:
Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share
28-Apr-2017	Common Stock	1,843,338	0.7500[1]

1 A Tranche 1 Warrant to purchase 0.75 of a share of the Issuer's Common Stock at an exercise price of $1.05 was issued for every one share purchased by the Reporting Persons, and a Tranche 2 Warrant to purchase 0.75 of a share of the Issuer's Common Stock at an exercise price of $0.75 was issued for every one share purchased by the Reporting Persons.